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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                               VARLEN CORPORATION

                           (Name of Subject Company)

                               VARLEN CORPORATION

                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE

                (And Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                  922248 10 9

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                RAYMOND A. JEAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               VARLEN CORPORATION
                              55 SHUMAN BOULEVARD,
                                 P.O. BOX 3089
                        NAPERVILLE, ILLINOIS 60566-7089
                                 (630) 420-0400

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                   on Behalf of the Person Filing Statement)

                            ------------------------

                                WITH COPIES TO:

     Vicki L. Casmere, Esq.               R. Scott Falk, Esq.               Kevin G. Abrams, Esq.
Vice President, General Counsel &          Kirkland & Ellis               Richards, Layton & Finger
            Secretary                   200 East Randolph Drive               One Rodney Square
       Varlen Corporation               Chicago, Illinois 60601                 P. O. Box 551
       55 Shuman Boulevard                  (312) 861-2000               Wilmington, Delaware 19899
          P.O. Box 3089                                                        (302) 658-6541
 Naperville, Illinois 60566-7089
         (630) 420-0400

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
ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Varlen Corporation (the "Company" or "Varlen"). The address of the principal executive offices of the Company is 55 Shuman Boulevard, P.O. Box 3089, Naperville, Illinois 60566-7089. The title of the class of equity securities to which this statement relates is the Company's common stock, par value $.10 per share (the "Common Stock"), including the associated Preferred Share Purchase Rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement dated as of June 17, 1996, as amended on September 28, 1998 and May 25, 1999 (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank (the "Rights Agent").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to the cash tender offer by Track Acquisition Incorporated ("Track"), a Delaware corporation and a wholly-owned subsidiary of Amsted Industries Incorporated ("Amsted"), to purchase all outstanding Shares of Common Stock at a price of $35.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 24, 1999, and in the related Letter of Transmittal (which together constitute the "Amsted Offer"). The Amsted Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 24, 1999 (the "Schedule 14D-1"), as filed with the Securities and Exchange Commission (the "Commission"). The Offer to Purchase states that the principal executive offices of Track and Amsted are located at 205 N. Michigan Ave., 44th Floor, Chicago, Illinois 60601.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in Annex A attached hereto and incorporated by reference herein. Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates also are described on pages 4-16 of the Company's Proxy Statement dated April 16, 1999, which is filed as Exhibit 1 to this Schedule 14D-9 and incorporated by reference herein. Except as incorporated by reference herein or as set forth herein or in Item 4 below, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company and its executive officers, directors or affiliates or (ii) Amsted, Track or their respective executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) Background; Recommendation of the Board of Directors

    Prior to May 4, 1999, the Company had no material contacts with Amsted. On May 4, 1999, Arthur W. Goetschel, Amsted's Chairman, President and Chief Executive Officer, telephoned Raymond A. Jean, Varlen's President and Chief Executive Officer, who was unavailable at the time. Mr. Goetschel asked that Mr. Jean return his call. Soon thereafter on May 4, Mr. Jean called Mr. Goetschel. Mr. Goetschel for the first time expressed Amsted's interest in acquiring the Company and stated that he would be sending Mr. Jean a letter describing Amsted's interest. Shortly thereafter, Mr. Jean received by facsimile a copy of the following letter from Mr. Goetschel dated May 4, 1999 (the "Amsted Expression of Interest"):

                                                                  May 4, 1999

   Mr. Raymond A. Jean
   President and Chief Executive Officer
   Varlen Corporation
   55 Shuman Blvd.
   P.O. Box 3089
   Naperville, IL 60566-7089

   Dear Mr. Jean:

   We have been following your company with interest for years. We recognize Varlen as a company with truly unique products and positions in the same important customer markets as our own. The purpose of this letter is to express our interest in meeting with you to discuss a strategic business combination that will benefit both companies, shareholders and employees. This letter summarizes some of the issues presented in our phone conversation earlier today.

   Based on a review of public information, we believe that we can propose to purchase all of Varlen's outstanding shares for cash at a price of at least $33.00 per share conditioned upon a satisfactory due diligence review. We would like an opportunity to conduct a brief, confidential and non-invasive due diligence review to confirm the benefits of a business combination. This review may enable us to uncover additional value in the form of greater combination benefits. We have reviewed this transaction with Salomon Smith Barney/Citibank, our financing sources, and we are confident that we can consummate an all-cash transaction in a timely manner without requiring a financing condition.

   A combination of AMSTED and Varlen has compelling industrial logic and strong potential for operating synergies. By integrating Varlen's bearings and hydraulic cushioning products with our wheels, trucks and end of car equipment, we can provide a product set to Class 1 railroads unmatched in the industry. In our automotive and truck businesses, we should be able to put together customer solutions unparalleled in the industry while building substantial shareholder value.

   While we know you are familiar with our company, we have enclosed additional materials on AMSTED. AMSTED is one of the largest employee-owned companies in the United States, with over $1.25 billion in annual sales, over $160 million in EBITDA prior to ESOP contributions, and minimal outstanding net debt. Since the employee stock ownership plan acquired the company in March 1986, we have built over $1 billion in shareholder value, a benefit shared by over 4,000 of our employee/shareholders.

   Coming from a publicly traded environment, we understand how empowering employees with stock ownership has led to significant benefits for AMSTED. Varlen's non-bargaining U.S. employees will share the benefits of employee ownership as an additional employee benefit. We are proud of our record as excellent partners in other business combinations, providing expanded management opportunities, increased research and development, and improved manufacturing and expansion capabilities. Varlen's decentralized operating unit management style is very similar to AMSTED's, and I would look forward to discussing with you the continuation of Varlen's management team with AMSTED.

   We are extremely serious about our proposal and we urge you to meet with us at your earliest convenience. We are convinced that our proposal is in the best interests of both companies' shareholders and other constituencies. It is our desire to work together with you to reach an agreement on a transaction that can be presented to Varlen's shareholders as a joint effort of Varlen's and AMSTED's Boards of Directors.

   To move forward, we would like the opportunity to bring our advisors into the process to conduct a due diligence review and negotiate a definitive purchase agreement in a short time period. We look forward to your prompt response. Our current proposal to explore a business combination on these terms remains open only as long as our expression of interest remains confidential.

                                              Sincerely,

                                                          /s/ ARTHUR W. GOETSCHEL
                                              ------------------------------------------------
                                                            Arthur W. Goetschel
                                                          CHAIRMAN, PRESIDENT AND
                                                          CHIEF EXECUTIVE OFFICER

Mr. Jean received an original copy of the Amsted Expression of Interest by overnight courier on May 5, 1999.

    On May 6, 1999, Mr. Goetschel telephoned Mr. Jean's office, but Mr. Jean was traveling on business and was unavailable. Mr. Jean instructed his secretary to return Mr. Goetschel's call and to inform Mr. Goetschel that Mr. Jean would contact him early in the week of May 10, 1999.

    On May 7, 1999, Mr. Goetschel left a message on Mr. Jean's voicemail in which he stated that Amsted would contact the Company's Board of Directors (the "Board") directly about the Amsted Expression of Interest if Mr. Jean did not return his call that afternoon. Mr. Jean returned Mr. Goetschel's call later that day. During the resulting conversation, Mr. Goetschel expressed his strong desire to begin negotiating a potential transaction between Amsted and the Company. Mr. Jean explained to Mr. Goetschel that he was in the process of informing the Board of the Amsted Expression of Interest and was scheduled to discuss the Amsted matter later that day with Board members. Mr. Jean further stated that the Board would need until the week of May 10, 1999 to consider, evaluate and respond to the Amsted Expression of Interest.

    On May 10, 1999, Mr. Jean called Mr. Goetschel to explain that he was in the process of organizing a special meeting of the Board for May 14, 1999. Mr. Goetschel responded in substance that the Company was taking too much time and that Amsted was ready to disclose publicly the Amsted Expression of Interest. Mr. Jean assured Mr. Goetschel that the Company was moving expeditiously to consider the Amsted Expression of Interest and that the Company would respond to the Amsted Expression of Interest in a timely fashion.

    Notwithstanding Mr. Jean's assurances, and less than a week after first notifying Mr. Jean of Amsted's interest in acquiring the Company, Mr. Goetschel prepared and delivered to each member of the Board by overnight courier a copy of the following letter dated May 10, 1999:

                                                                 May 10, 1999

   [Name and address of director]

   Dear [director]:

   This letter is being sent to all Varlen directors to request consideration by the Varlen Board of Directors of AMSTED's proposal to acquire Varlen at a significant premium. Based on a review of public documents, we are prepared to pay at least $33.00 per share conditioned upon a satisfactory due diligence review. We believe a due diligence review may enable us to uncover additional value in the form of greater combination benefits.

   Although we made an initial approach to Mr. Jean on May 4, we have been unsuccessful in scheduling a meeting. We were informed by Mr. Jean that your Board of Directors would convene to discuss this matter this past weekend, but we have been subsequently notified that you would not be meeting promptly. We believe this proposal merits serious consideration of your Board of Directors.

   We are prepared to work with our financial and legal advisors to perform due diligence and negotiate a definitive agreement within a short period of time. We look forward to a prompt response. While we would prefer to work directly with Varlen's management and Board of Directors to reach agreement on a transaction, we believe our proposal would be well received by your shareholders. We will notify your shareholders of this proposal Wednesday evening unless the company meets with us before then with the purpose of negotiating a transaction.

   This transaction offers a significant premium and immediate liquidity to the shareholders, and offers a price above Varlen's all-time high. In addition, other constituencies stand to benefit significantly including employees and customers. We have reviewed this transaction with our advisors and lenders, Salomon Smith Barney/Citibank, and are confident that we can consummate an all-cash transaction in a timely manner without requiring a financing condition.

   We would like to provide you an overview of AMSTED, our financial capacity, the benefits to a business combination, and our approach to completing a transaction. AMSTED is a leading industrial company serving the railroad, construction and building, and industrial markets (including heavy truck). We are a strong proponent of consolidations where we believe we can better serve our customers' needs by providing more complete solutions.

   In a combination with Varlen, the industrial logic and synergistic opportunities are particularly compelling. Although AMSTED and Varlen are not direct competitors, AMSTED and Varlen should be able to put together customer solutions unmatched in the railroad, automotive and truck industries while building substantial shareholder value. For example, by coordinating Varlen's bearings and hydraulic cushioning products with our wheels, trucks and end of car equipment, we can provide a product set to Class 1 railroads unmatched in the industry.

   While you may be familiar with our company, we have enclosed materials on AMSTED. AMSTED is one of the largest employee-owned companies in the United States, with over $1.25 billion in annual sales, over $160 million in EBITDA prior to ESOP contributions, and minimal outstanding net debt. Since the employee stock ownership plan acquired the company in March 1986, we have built over $1 billion in shareholder value, a benefit shared by over 4,000 of our employees.

   Coming from a publicly traded environment, we understand how empowering employees with stock ownership has led to significant benefits for AMSTED. Varlen's non-bargaining employees will share the benefits of employee ownership. We are proud of our record as excellent partners in other business combinations, providing expanded management opportunities, increased research and development and improved manufacturing and expansion capabilities.

   We are convinced that our proposal is in the best interests of both companies' shareholders and other constituencies, and that it is feasible. It is our desire to work together with Varlen to reach an agreement on a transaction that can be presented to Varlen's shareholders as a joint effort of Varlen's and AMSTED's Boards of Directors.

                                              Sincerely,

                                                          /s/ ARTHUR W. GOETSCHEL
                                              ------------------------------------------------
                                                            Arthur W. Goetschel

    On May 11, 1999, after receiving Mr. Goetschel's May 10 letter, Mr. Jean telephoned Mr. Goetschel and stated that a special Board meeting had been scheduled definitively for May 14, 1999 to consider the Amsted Expression of Interest. Mr. Goetschel responded in substance (i) that the pace of the Company's response to the Amsted Expression of Interest was unsatisfactory, (ii) that Amsted intended to achieve a business combination with the Company one way or another, (iii) that $33 per share was a full and fair price for the Company,
(iv) that Amsted would like to be granted the exclusive right to conduct due diligence regarding the $33 per share price in the Amsted Expression of Interest, (v) that Amsted wanted to begin negotiations regarding a potential business combination immediately, and (vi) that Amsted wanted an answer to the Amsted Expression of Interest or Amsted would publicly disclose the Amsted Expression of Interest on the evening of May 12, 1999. Mr. Jean explained to Mr. Goetschel that, in light of the special Board meeting scheduled for May 14, the Company would be unable to respond on the schedule Amsted requested. Mr. Jean asked that Amsted not make any public announcement of the Amsted Expression of Interest in light of the Board's scheduled meeting. Mr. Goetschel responded that he would consider Mr. Jean's request and inform Mr. Jean on May 12, 1999 whether Amsted intended to publicly disclose the Amsted Expression of Interest.

    On May 12, 1999, Mr. Goetschel called Mr. Jean and stated that Amsted had determined not to publicly disclose the Amsted Expression of Interest on the condition that Mr. Jean contact Mr. Goetschel following the May 14 Board meeting. Mr. Jean agreed. Mr. Jean cautioned Mr. Goetschel that he could make no predictions regarding the Board's reaction to the Amsted Expression of Interest. Mr. Jean further explained that he could not commit to negotiate a potential business combination with Amsted following the May 14 Board meeting.

    On May 14, 1999, the Board held a special meeting to consider and discuss the Amsted Expression of Interest and to receive preliminary advice from the Company's financial advisor, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), and the Company's legal advisors, Richards, Layton & Finger and Kirkland & Ellis. During the meeting, the Board directed the Company's financial and legal advisors to leave the Board meeting and meet with Amsted's financial advisor, Salomon Smith Barney ("Salomon"), and legal advisor, Winston & Strawn, for the purpose of responding to issues raised by the Amsted Expression of Interest. Mr. Jean called Mr. Goetschel and told him that the Company's advisors were on their way to meet with Amsted's advisors. In the meeting among advisors, the Company's advisors proposed to Amsted's advisors that Amsted and the Company enter into a confidentiality and standstill agreement containing a 90-day restriction on certain control-related activities and a two-year restriction on disclosing confidential information about the Company, in exchange for which the Company would accommodate Amsted's request to conduct limited business due diligence on the Company. Amsted's advisors stated that Amsted was unwilling to execute the proposed confidentiality and standstill agreement. The advisors agreed, however, to continue discussions with their respective clients and with each other over the weekend of May 15-16, 1999, in an effort to agree on a process for continuing discussions that both the Company and Amsted would find acceptable. The Company's advisors at no time indicated to Amsted's advisors that the Board would be discussing the possible commencement of negotiations with Amsted or that such negotiations had been authorized.

    On May 15, 1999, the Board held a special meeting to discuss the substance and outcome of the May 14 meeting among the advisors. On Sunday, May 16, the Board held a special meeting to receive updated information from the Company's advisors and to consider further the Amsted Expression of Interest.

    On May 17, 1999, the Company's legal advisors informed Amsted's legal counsel by telephone that the Company would be prepared by 6:00 p.m. on May 19, 1999 to continue the advisors' discussions regarding a mutually acceptable process for exploring issues raised by the Amsted Expression of Interest. After the advisors' telephone call, the Board held a brief telephonic meeting to receive a report from its advisors regarding the call with Amsted's counsel. The Board scheduled a second meeting for that evening to give further consideration to the Amsted Expression of Interest. At approximately 6:00 p.m. on May 17, 1999,

Mr. Richard L. Wellek, Chairman of the Company, received a call from a reporter at the WALL STREET JOURNAL. The reporter informed Mr. Wellek that Amsted had disclosed to the WALL STREET JOURNAL that Amsted would announce the next morning its intention to commence the Amsted Offer. Mr. Wellek declined to comment. At the time of the call from the WALL STREET JOURNAL, no representative of Amsted had contacted the Company to communicate its intention to commence the Amsted Offer. Mr. Wellek communicated the substance of the call from the WALL STREET JOURNAL to the Company's directors in a special Board meeting that evening. Also during the meeting, the Board received additional advice from its legal advisors and Morgan Stanley. The Board then authorized its advisors to begin exploring potential strategic alternatives to assist the Board in making an informed decision regarding the Amsted Expression of Interest and the anticipated Amsted Offer.

    On May 18, 1999, Amsted publicly announced the Amsted Offer. Also on May 18, after the release of Amsted's public announcement, Mr. Jean received by courier the following letter:

                                                                 May 17, 1999

   Mr. Raymond A. Jean
   President and Chief Executive Officer
   Varlen Corporation
   55 Shuman Blvd.
   Naperville, Illinois 60566-7089

   Dear Mr. Jean:

   I deeply regret that Varlen has determined not to engage in negotiations with AMSTED toward a combination of the two companies. AMSTED continues to believe that such a combination would be to the benefit of shareholders of both companies. Therefore, AMSTED will announce tomorrow that it intends to commence a tender offer for all shares of Varlen at a price of $35 per share. A copy of the press release is attached hereto as Exhibit A.

   AMSTED believes that this offer is fully priced and represents a significant premium to Varlen shareholders over any historical market price. AMSTED understands that Varlen and its advisors may disagree as to the adequacy of this price.

   Therefore, AMSTED urges Varlen to permit Varlen shareholders to express their own decision with respect to the offer. The only effective way to empower Varlen shareholders to make their own decision is for the Varlen board of directors to (i) repeal the rights plan and (ii) waive the provisions of Section203 of the Delaware Corporation Law, subject, in each case, to a purchase by AMSTED of Varlen stock at a price of $35 per share.

   Of course, we remain open to negotiate a consensual transaction.

                                              Very truly yours,

                                                          /s/ ARTHUR W. GOETSCHEL
                                              ------------------------------------------------
                                                            Arthur W. Goetschel

On May 18, 1999, the Company issued a press release urging all of its stockholders to take no action with respect to the Amsted Offer and any related activities until the Board could make a recommendation on the Amsted Offer.

    On May 24, 1999, Amsted and Track filed the Schedule 14D-1 with the Commission and formally commenced the Amsted Offer.

    On May 25, 1999, the Board met and reviewed the Amsted Offer with the Company's financial and legal advisors. At this meeting, the Board received a report from management on and discussed extensively management's assessment of the Company's performance. In addition, Morgan Stanley presented its preliminary financial analysis of the Amsted Offer, discussed management's views of the Company's performance, and reviewed its preliminary analysis of various potential strategic alternatives available to the Company. Presentations also were made by the Company's legal advisors. The Board authorized management and the Company's advisors to continue and to expand upon the process of exploring the Company's potential strategic alternatives, including the making of preliminary inquiries and holding preliminary discussions with third parties. The Board also amended the Rights Agreement to provide that the distribution of the Rights in connection with the Amsted Offer shall not take place until the earlier of (i) ten (10) days after the Stock Acquisition Date, as defined in the Rights Agreement, or (ii) a date specified by the Board.

    On June 4, 1999, the Board held a meeting at which the Board again reviewed the Amsted Offer and its terms and conditions with the Company's management and its financial and legal advisors. The Board received an updated report from management on and discussed extensively management's assessment of the Company's performance. In addition, Morgan Stanley presented its financial analysis of the Amsted Offer, discussed management's views of the Company's projected performance, reviewed various potential strategic alternatives available to the Company, reported on the status of the process of exploring the Company's potential strategic alternatives, and presented its oral and written opinion to the effect that the Amsted Offer is inadequate, from a financial point of view, to the holders of Shares, other than Amsted and its affiliates. Presentations also were made by the Company's legal advisors. After the presentations and discussion by the Board, the Board unanimously determined that the Amsted Offer was inadequate and not in the best interests of the Company's stockholders. The Board also unanimously determined that the Company should continue to explore its strategic alternatives, including a possible merger, sale or recapitalization of the Company, which alternatives could include negotiations with interested parties, including Amsted. The Board believes that, in the context of exploring the Company's strategic alternatives, interested parties will recognize the strong business potential of the Company.

    THE COMPANY'S BOARD OF DIRECTORS HAS DETERMINED UNANIMOUSLY THAT THE AMSTED OFFER IS INADEQUATE AND IS NOT IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS. ACCORDINGLY, THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS REJECT THE AMSTED OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE AMSTED OFFER.

    A copy of the letter to the Company's stockholders communicating the recommendation of the Board and the press release relating thereto are filed as Exhibits 2 and 3 hereto and are incorporated by reference herein.

        (b) Reasons for the Recommendation

    In reaching the conclusions and recommendations described in Item 4(a) above, the Board considered a number of factors, including without limitation the following:

        (i) The Board's familiarity with, and management's view of, the Company's business, financial condition, results of operations, current business strategy and future prospects, the nature of the markets in which the Company operates, including their growth prospects, the Company's position in such markets and the historical and current market prices for the Shares.

        (ii) Presentations by the Company's management relating to the Company's financial performance and future prospects.

       (iii) Presentations by Morgan Stanley concerning the Company and the financial aspects of the Amsted Expression of Interest and the Amsted Offer.

        (iv) The oral and written opinions of Morgan Stanley that as of the date of such opinions the Amsted Offer is inadequate, from a financial point of view, to the holders of Shares, other than Amsted and its affiliates. A copy of such opinion setting forth assumptions made and matters considered and limitations set forth by Morgan Stanley is included as Annex B hereto and should be read in its entirety.

        (v) Information provided by Morgan Stanley relating to the preliminary exploratory discussions conducted by the Company and its financial advisors with a number of parties as part of the evaluation of the Amsted Offer.

        (vi) The Board's determination to explore strategic and financial alternatives which have the potential of resulting in a value for the Shares in excess of the Amsted Offer.

       (vii) The Board's belief that the Amsted Offer does not reflect the current value inherent in the Company, the long-term value achievable by the Company as an independent entity or the value that could be achieved by the Company's exploration of strategic alternatives.

      (viii) The Company's seven consecutive year-over-year quarterly improvements in sales, operating profits and earnings, including record financial performance in the first quarter of 1999. During the first quarter of 1999, compared to the prior-year period, sales increased 17.4 percent on strong demand and increased penetration by the Company's vehicular products and railroad products segments; operating profits grew 21.1 percent on higher sales and solid operating leverage; and net earnings rose 31.6 percent.

        (ix) The Board's recognition of the Company's excellent financial condition, results of operations and business performance, including the Company's ability to outperform its key end markets of automotive, heavy-duty truck/trailer and railroad products, the Company's numerous international opportunities and the Company's superior product programs with significant sales potential.

        (x) The conditionality of the Amsted Offer, including the conditions that (A) there be tendered and not withdrawn a number of shares of Common Stock which represents at least a majority of the shares outstanding on a fully diluted basis, (B) the Company redeem the Rights or that Amsted otherwise be satisfied in its sole discretion that the Rights are invalid or inapplicable to the Amsted Offer and Amsted's proposed second-step merger,
    (C) Amsted be satisfied in its sole discretion that, after consummation of the Amsted Offer, the restrictions on "Business Combinations" contained in
    Section 203 of the DGCL will not apply to Amsted's proposed second-step merger, (D) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and under any foreign laws that are applicable to the purchase of shares of Common Stock pursuant to the Amsted Offer expire or be terminated, (E) there be no amendment to or proposal to amend the certificate of incorporation or bylaws of the Company or any of its subsidiaries and (F) there be no change that has or might have a materially adverse effect on the business, properties, assets, operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries, as well as a considerable number of further conditions which are subject to Amsted's sole judgment or permit termination of the Amsted Offer for developments which the Company considers immaterial.

    The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Amsted Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company has retained Morgan Stanley as its financial advisor with respect to the Amsted Offer and other matters arising in connection therewith, including assisting the Company in evaluating and exploring potential strategic alternatives in light of the Amsted Expression of Interest and the Amsted Offer. Pursuant to the agreement between the Company and Morgan Stanley dated May 11, 1999, the Company has paid Morgan Stanley a financial advisory fee of $1,000,000 and a fee of $500,000 in connection with the delivery of one or more financial opinion letters (both of which fees shall be credited against any transaction fees described in the next two succeeding sentences). The Company has also agreed to pay Morgan Stanley, upon consummation of an Acquisition Transaction (as hereinafter defined) an incentive fee based on the Aggregate Value (as hereinafter defined) of an Acquisition Transaction. The Company and Morgan Stanley have also agreed that if no Acquisition Transaction has been consummated prior to May 11, 2000, the Company shall pay Morgan Stanley a fee of $4,000,000. "Aggregate Value" is defined, for a merger, consolidation or other business combination or sale of shares pursuant to an Acquisition Transaction, as the value of the consideration paid per share of Common Stock multiplied by the total number of shares of Common Stock (including the number of shares which would be outstanding upon exercise of any options, convertible debt, convertible preferred stock or warrants) of the Company, plus, without duplication, the value of any funded term or bank debt, capital lease, and preferred stock obligations (excluding any premium thereon) of the Company assumed, retired or defeased in connection with the transaction. An "Acquisition Transaction" is defined as any merger, consolidation, reorganization or other business combination pursuant to which the business of the Company is combined with that of another entity and the equity holders of the Company prior to such merger, consolidation, reorganization or other business combination do not own 50% or more of the equity securities of the combined entity resulting from such merger, consolidation, reorganization or other business combination; the acquisition of a majority of the voting stock of the Company by way of a tender or exchange offer, negotiated or open market purchase or otherwise; the acquisition of all or substantially all of the assets of the Company; any change in the composition of the Board during the 12 months following Morgan Stanley's engagement, such that a majority of the Board ceases to be comprised of current directors; or the acquisition of the Company, whether effected in one transaction or a series of transactions.

    Morgan Stanley's engagement may be terminated by either the Company or Morgan Stanley at any time, with or without cause; provided, however, if the Company terminates Morgan Stanley's engagement, Morgan Stanley nevertheless will be entitled to the fees described above in the event that at any time within 18 months after such termination, an Acquisition Transaction or one of certain alternative transactions is entered into.

    The Company also has agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses and to indemnify it against certain expenses and liabilities if incurred in connection with its engagement, including liabilities arising under the federal securities laws.

    The Company has retained MacKenzie Partners, Inc. ("MacKenzie Partners") to assist the Company in connection with its communications with stockholders with respect to, and to provide other services to the Company in connection with, the Amsted Offer. The Company will pay MacKenzie Partners reasonable and customary compensation for its services and will reimburse MacKenzie Partners for the reasonable out-of-pocket expenses incurred in connection therewith. The Company has agreed to indemnify MacKenzie Partners against certain liabilities and expenses, including certain liabilities under the federal securities laws.

    The Company has retained Abernathy MacGregor Frank ("Abernathy MacGregor") as its public relations advisor in connection with the Amsted Offer and related matters. The Company will pay Abernathy MacGregor reasonable and customary compensation for its services and will reimburse Abernathy MacGregor for the reasonable out-of-pocket expenses incurred in connection therewith. The Company has agreed to indemnify Abernathy MacGregor against certain liabilities and expenses, including certain liabilities under the federal securities laws.

    Except as described above, neither the Company, nor any person acting on its behalf, currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Amsted Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

(a) Except as set forth herein or pursuant to plans, agreements or arrangements described in Annex A or Exhibit 1 attached hereto and incorporated by reference herein, to the knowledge of the Company there have been no transactions in shares which were effected during the past 60 days by the Company, or to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

(b) To the knowledge of the Company, its executive officers, directors, affiliates and subsidiaries do not currently intend to tender, pursuant to the Amsted Offer, any shares of Common Stock which are held of record or are beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a)-(b) As part of its evaluation of the Amsted Offer, the Board has considered and reviewed the feasibility and desirability of exploring a variety of possible alternative transactions to the Amsted Offer. As an alternative to the Amsted Offer, the Company may undertake negotiations which relate to or could result in (i) a sale of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries or a sale or issuance of voting stock, rights or other securities of the Company or any of its subsidiaries, (iii) a tender or exchange offer for, or open market or privately negotiated purchases or other acquisitions of securities by or of, the Company, (iv) a material change in the present capitalization of the Company, or
(v) a business combination or joint venture involving the Company or any of its subsidiaries. The Company has held preliminary discussions and will continue to engage in discussions or negotiations with a number of parties concerning possible strategic alternatives.

    The Board has determined that disclosure at this time with respect to possible strategic alternatives or the parties thereto, and the possible terms of any other transactions or proposals of the type referred to above in this
Item 7, might jeopardize the commencement or continuation of any discussions or negotiations that the Company may conduct. The Board accordingly has instructed management and its advisors not to disclose the terms of such discussions or negotiations or the parties thereto until such agreement has been reached or as otherwise may be required by law.

    There can be no assurance that any of the foregoing will result in any transaction being recommended to the Board, that any transaction that may be recommended to the Board will be authorized or consummated, or that a transaction other than those described herein will not be proposed, authorized or consummated. The commencement or continuation of any of the foregoing may also be dependent upon the future actions of Amsted with respect to the Amsted Offer. The proposal, authorization, announcement or consummation of any transaction of the type referred to in this Item 7 could adversely affect or result in withdrawal of the Amsted Offer.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    LITIGATION. Between May 19, 1999 and May 25, 1999, four purported class action lawsuits were filed by alleged stockholders of the Company against the Company and the Board in the Delaware Court of Chancery, styled GOLDPLATE HOLDINGS, INC. v. ERNEST H. LORCH, ET AL., C.A. No. 17172; JOHN MCMULLEN v. ERNEST H. LORCH, ET AL., C.A. No. 17180; DOMINIC GALLUSCIO v. ERNEST H. LORCH, ET AL., C.A. No. 17181; and BRETT STOVERN v. ERNEST H. LORCH, ET AL., C.A. No. 17182. The class actions set forth substantially similar allegations of purported misconduct by the Board in allegedly failing to promptly negotiate with Amsted, thereby failing to maximize stockholder value and allegedly depriving the Company's stockholders of an opportunity to obtain a substantial premium for their shares. The stockholder plaintiffs seek an order from the Court (i) declaring the actions to be class actions on behalf of all the Company's stockholders; (ii) compelling the Board to carry out its fiduciary duties to the Company's stockholders; (iii) directing the Board to deploy the Rights Agreement in a manner that will produce the best value maximizing transaction for the Company's stockholders; (iv) requiring the Company's directors to account for all damages suffered by the Company's stockholders; (v) awarding the plaintiffs attorneys' fees and costs; and (vi) granting such other relief as may be just and proper. The respective complaints are filed as Exhibits 4 through 7 hereto and are incorporated by reference herein.

    THE RIGHTS AGREEMENT. On June 17, 1996, the Board declared a dividend of one Right for each outstanding share of Common Stock. The dividend was payable at the close of business on July 15, 1996 (the "Record Date") to the stockholders of record on July 1, 1996. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the "Preferred Stock") at a price of $72 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

    On May 25, 1999, the Board approved an amendment to the Rights Agreement to provide that until the earlier to occur of (i) the tenth day after a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or (ii) such date as may be determined by action of the Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person following the commencement of, or announcement of an intention to make, a tender offer (including the Amsted Offer) or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate.

    The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

    The Rights are not exercisable until the Distribution Date. The Rights will expire on June 16, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

    The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

    The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

    Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $100 per share but will be entitled to an aggregate dividend of 1000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the

Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

    Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

    In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

    In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

    At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company's preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

    At any time prior to the time an Acquiring Person becomes such, the Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    For so long as the Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the redemption price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

    Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

    A copy of the Rights Agreement (excluding Amendment No. 2 thereto) has been filed with the Commission as Exhibit 11 to this Schedule 14D-9. Amendment No. 2 to the Rights Agreement, dated May 25, 1999, will be filed by the Company with the Commission on Form 8-A/A. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

    DELAWARE TAKEOVER STATUTE. As described in the Amsted Offer, Section 203 of the General Corporation Law of the State of Delaware (the "Delaware Takeover Statute"), may have the effect of significantly delaying Amsted's ability to acquire the entire equity interest in the Company.

    In general, the Delaware Takeover Statute prevents an "Interested Stockholder" (defined generally as a person that is the "owner" (as defined in the Delaware Takeover Statute) of 15% or more of a corporation's outstanding voting stock from engaging in a "Business Combination" (defined as a variety of transactions, including mergers, as set forth in the second following paragraph) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination; (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by an affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

    Under the Delaware Takeover Statute, the restrictions described above do not apply to, among other things, (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by the Delaware Takeover Statute, (ii) the corporation, by action of its board of directors, adopts an amendment to its by-laws within 90 days of February 2, 1988, the effective date of the Delaware Takeover Statute, expressly electing not to be governed by the Delaware Takeover Statute, which amendment may not be further amended by the board of directors, (iii) the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by the Delaware Takeover Statute, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or by-laws must be approved by the affirmative vote of a majority of the shares entitled to vote (such an amendment would not be effective until 12 months after the adoption of such amendment and shall not apply to any Business Combination between the corporation and any person who became an Interested Stockholder of the corporation on or prior to the date of such adoption), (iv) the corporation does not have a class of voting stock that is (x) listed on a national securities exchange, (y) authorized for quotation on an interdealer quotation system of a registered national securities association, or (z) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an Interested Stockholder or from a transaction in which a person becomes an Interested Stockholder, or (v) a stockholder becomes an Interested Stockholder "inadvertently" and thereafter divests itself of a sufficient number of shares so that such stockholder ceases to be an Interested Stockholder. The Delaware Takeover Statute would also not apply to certain Business Combinations proposed by an Interested Stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and the person who had not been an Interested Stockholder during the three years preceding the date of the Business Combination or who became an Interested Stockholder with the approval of a majority of the corporation's Board of Directors.

    The Delaware Takeover Statute provides that during the three-year period following the date a person becomes an Interested Stockholder, the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (i) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of either the aggregate market value of all of the assets of the corporation or the aggregate market value of all of the outstanding stock of the corporation, (ii) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of any stock of the corporation to the Interested Stockholder, subject to certain exceptions,
(iii) any transaction involving the corporation or any majority-owned subsidiary thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the Interested Stockholder), or (iv) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

    Unless Amsted acquires a number of shares of Common Stock pursuant to the Amsted Offer sufficient to satisfy the 85% requirement of the Delaware Takeover Statute or unless the provisions of clause (iii) of the second preceding paragraph or clauses (i) or (iii) of the third preceding paragraph are complied with, Amsted would be unable to effect a merger with the Company for a period of three years from the consummation of the Amsted Offer and would be prevented from engaging in certain transactions by the Delaware Takeover Statute.

    If Amsted acquires a number of shares of Common Stock pursuant to the Amsted Offer sufficient to satisfy the 85% requirement of the Delaware Takeover Statute, Amsted would be able to effect a merger with the Company without any application of the three-year waiting period. There can be no assurance that Amsted will be able to acquire such number of shares of Common Stock.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibits are filed herewith:

Exhibit 1  The Company's Proxy Statement, dated April 16, 1999.

Exhibit 2  Letter to Varlen Stockholders, dated June 7, 1999.

Exhibit 3  Press Release issued by Varlen on June 7, 1999.

Exhibit 4  Complaint in Goldplate Holdings, Inc. v. Ernest H. Lorch, et al., C.A. No.
             17172, filed in the Court of Chancery of the State of Delaware on May 19,
             1999.

Exhibit 5  Complaint in John McMullen v. Ernest H. Lorch, et. al., C.A. No. 17180, filed in the Court of Chancery of the State of Delaware on May 24, 1999.

Exhibit 6  Complaint in Dominic Galluscio v. Ernest H. Lorch, et. al., C.A. No. 17181,
             filed in the Court of Chancery of the State of Delaware on May 25, 1999.

Exhibit 7  Complaint in Brett Stovern v. Ernest H. Lorch, et. al., C.A. No. 17172, filed in the Court of Chancery of the State of Delaware on May 25, 1999.

Exhibit 8  Opinion of Morgan Stanley dated June 4, 1999 (incorporated by reference to Annex
             B to the Company's Schedule 14D-9, filed with the Commission on June 7, 1999).

Exhibit 9  Restated Certificate of Incorporation as amended through October 1, 1996
             (incorporated herein by reference to Exhibit 4.2 of the Registrant's Form S-3
             Registration Statement as filed on August 19, 1997), as further amended on May
             27, 1998 (incorporated to herein by reference to Exhibit (3)(i) to the
             Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 1,
             1998).

Exhibit    By-laws, as amended through November 20, 1998 (incorporated herein by reference
10           to Exhibit (3)(ii) to the Company's Quarterly Report on Form 10-Q for the
             fiscal quarter ended October 31, 1998).

Exhibit    Rights Agreement dated as of June 17, 1996 (incorporated herein by reference to
11           Exhibit 4(a) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 1996) as amended on September 28, 1998 (incorporated herein by reference to Exhibit (4)(a) to the Company's Quarterly Report on
             Form 10-Q for the fiscal quarter ended October 31, 1998).

Exhibit    Varlen's 1980 Incentive Stock Option Plan, as amended (incorporated herein by
12           reference to Exhibit (10)(b) to the Company's Annual Report on Form 10-K for
             the fiscal year ended January 31, 1989) and as further amended on March 26,
             1990 (incorporated herein by reference to Exhibit (10)(b) to the Company's
             Annual Report on Form 10-K for the fiscal year ended January 31, 1990).

Exhibit    Varlen's 1993 Directors Incentive Stock Grant Plan adopted May 25, 1993
13           (incorporated herein by reference to Exhibit (10)(l) to the Company's Annual
             Report on Form 10-K for the fiscal year ended January 31, 1994), as amended
             May 29, 1997 (incorporated herein by reference to Exhibit (10)(l) to the
             Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 3,
             1997).

Exhibit    Varlen's 1993 Deferred Incentive Stock Purchase Plan adopted May 25, 1993
14           (incorporated herein by reference to Exhibit (10)(m) to the Company's Annual
             Report on Form 10-K for the fiscal year ended January 31, 1994) as amended on
             February 3, 1997 (incorporated herein by reference to Exhibit (10)(m) to the
             Company's Annual Report on Form 10-K for the fiscal year ended January 31,
             1997) as amended on February 2, 1998 (incorporated herein by reference to
             Exhibit (10)(k) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 2, 1998).

Exhibit    Varlen Corporation Excess Benefit Plan Trust Agreement dated December 1, 1994
15           (incorporated herein by reference to Exhibit (10)(n) to the Company's Annual
             Report on Form 10-K for the fiscal year ended January 31, 1995).

Exhibit    Form of Indemnification Agreement dated as of June 17, 1996 (incorporated herein
16           by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for
             the fiscal quarter ended August 3, 1996).

Exhibit    Deferred long-term incentive grant to Raymond A. Jean dated February 2, 1998
17           (incorporated herein by reference to Exhibit (10)(o) to the Company's Annual
             Report on form 10-K for the fiscal year ended January 31, 1998).

Exhibit    Deferred long-term incentive grant to Richard A. Nunemaker dated February 2,
18           1998 (incorporated herein by reference to Exhibit (10)(p) to the Company's
             Annual Report on Form 10-K for the fiscal year ended January 31, 1998).

Exhibit    Consulting Agreement dated January 31, 1999 between Richard L. Wellek and Varlen
19           Corporation (incorporated by reference to Exhibit 10(q) to the Company's
             Annual Report on Form 10-K for the fiscal year ended January 31, 1999).

Exhibit    Varlen Corporation Profit Sharing and Retirement Savings Plan as amended May 1,
20           1999 (incorporated by reference to Exhibit 10(a) to the Company's Quarterly
             Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the
             Commission on June 4, 1999).

Exhibit    Varlen Corporation 1989 Incentive Stock Option Plan as amended May 14, 1999
21           (incorporated by reference to Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the
             Commission on June 4, 1999).

Exhibit    Varlen Corporation Excess Benefits Plan as amended and restated May 14, 1999
22           (incorporated by reference to Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the
             Commission on June 4, 1999).

Exhibit    Varlen Corporation Supplemental Executive Retirement Plan as amended and
23           restated May 14, 1999 (incorporated by reference to Exhibit 10(d) to the
             Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1,
             1999, filed with the Commission on June 4, 1999).

Exhibit    Varlen Corporation 1993 Incentive Stock Option Plan as amended May 14, 1999
24           (incorporated by reference to Exhibit 10(e) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the
             Commission on June 4, 1999).

Exhibit    Varlen Corporation 1998 Contingent Stock Award Plan as amended May 14, 1999
25           (incorporated by reference to Exhibit 10(f) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the
             Commission on June 4, 1999).

Exhibit    Varlen Corporation 1998 Long-Term Equity Incentive Plan as amended May 14, 1999
26           (incorporated by reference to Exhibit 10(g) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the
             Commission on June 4, 1999).

Exhibit    William Rotenberry Employment Agreement dated November 9, 1998 (incorporated by
27           reference to Exhibit 10(h) to the Company's Quarterly Report on Form 10-Q for
             the fiscal quarter ended May 1, 1999, filed with the Commission on June 4,
             1999).

Exhibit    Raymond Jean Change in Control Agreement dated April 8, 1999 (incorporated by
28           reference to Exhibit 10(i) to the Company's Quarterly Report on Form 10-Q for
             the fiscal quarter ended May 1, 1999, filed with the Commission on June 4,
             1999).

Exhibit    Raymond Jean Amendment of Change in Control Agreement dated May 14, 1999
29           (incorporated by reference to Exhibit 10(j) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the
             Commission on June 4, 1999).

Exhibit    Richard Nunemaker Change in Control Agreement dated May 14, 1999 (incorporated
30           by reference to Exhibit 10(k) to the Company's Quarterly Report on Form 10-Q
             for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4,
             1999).

Exhibit    George Hoffman Change in Control Agreement dated May 14, 1999 (incorporated by
31           reference to Exhibit 10(l) to the Company's Quarterly Report on Form 10-Q for
             the fiscal quarter ended May 1, 1999, filed with the Commission on June 4,
             1999).

Exhibit    Vicki Casmere Change in Control Agreement dated May 14, 1999 (incorporated by
32           reference to Exhibit 10(m) to the Company's Quarterly Report on Form 10-Q for
             the fiscal quarter ended May 1, 1999, filed with the Commission on June 4,
             1999).

Exhibit    Raymond Jean SERP Plan Agreement dated April 8, 1999 (incorporated by reference
33           to Exhibit 10(n) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999).

Exhibit    Raymond Jean SERP Plan Gross-Up Letter dated May 14, 1999 (incorporated by
34           reference to Exhibit 10(o) to the Company's Quarterly Report on Form 10-Q for
             the fiscal quarter ended May 1, 1999, filed with the Commission on June 4,
             1999).

Exhibit    Richard Nunemaker SERP Plan Amendment dated May 14, 1999 (incorporated by
35           reference to Exhibit 10(p) to the Company's Quarterly Report on Form 10-Q for
             the fiscal quarter ended May 1, 1999, filed with the Commission on June 4,
             1999).

Exhibit    Richard Nunemaker SERP Plan Gross-Up Letter dated May 14, 1999 (incorporated by
36           reference to Exhibit 10(q) to the Company's Quarterly Report on Form 10-Q for
             the fiscal quarter ended May 1, 1999, filed with the Commission on June 4,
             1999).

Exhibit    Richard Wellek Amendment to Consulting Agreement dated May 14, 1999
37           (incorporated by reference to Exhibit 10(r) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the
             Commission on June 4, 1999).

Exhibit    Raymond Jean Consent dated May 14, 1999 (incorporated by reference to Exhibit
38           10(s) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999).

Exhibit    Richard Nunemaker Consent dated May 14, 1999 (incorporated by reference to
39           Exhibit 10(t) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999).

                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                VARLEN CORPORATION

                                By:             /s/ RAYMOND A. JEAN
                                     -----------------------------------------
                                                  Raymond A. Jean
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated: June 7, 1999

                                                                         ANNEX A

 CONTRACTS AND ARRANGEMENTS BETWEEN THE COMPANY AND ITS OFFICERS AND DIRECTORS

    From time to time the Company enters into various compensation, incentive and indemnification agreements, arrangements and plans with its executive officers and directors in the ordinary course of business. Those agreements, arrangements and plans that existed prior to the Company's distribution of its Proxy Statement relating to the 1999 Annual Meeting of Stockholders, dated April 16, 1999 (the "Proxy Statement"), are described in the Proxy Statement and/or the Company's public filings with the Commission. The Proxy Statement is attached as Exhibit 1 to this Schedule 14D-9. The following additional agreements, arrangements and plans, or amendments thereto, were entered into after the Proxy Statement was finalized:

      1. Varlen Corporation Profit Sharing and Retirement Savings Plan, as amended May 1, 1999. This Plan was amended to correct typographical errors in the Plan previously filed with the Commission and is incorporated by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999.

      2. Varlen Corporation 1989 Incentive Stock Option Plan, as amended May 14, 1999. This Plan was amended to include a revised definition of "Change in Control" and provide that options granted pursuant thereto after May 14, 1999 will be entitled to accelerated vesting only if the optionee is terminated from employment within one year following a Change in Control (as defined). This amended Plan is incorporated by reference to
         Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999.

      3. Varlen Corporation Excess Benefits Plan, as amended and restated May 14, 1999. This Plan was amended to permit participation by employees of recently acquired subsidiaries, modify certain defined terms to make such terms consistent with those contained in other compensatory benefit plans of the Company, modify the vesting provisions, and make certain other technical adjustments. This amended Plan is incorporated by reference to Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999.

      4. Varlen Corporation Supplemental Executive Retirement Plan, as amended and restated May 14, 1999. This Plan was amended to add a concept of "new participants" in the plan and clarify the benefits that accrue for "new participants" and "old participants"; clarify that awards under the Company's Contingent Stock Award Plan are not an offset against a benefit under the SERP Plan; modify certain terms to make such terms consistent with those contained in other compensatory benefit plans of the Company; provide additional discretion to the Compensation Committee of the Board; and make certain other technical adjustments. This amended Plan is incorporated by reference to Exhibit 10(d) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999.

      5. Varlen Corporation 1993 Incentive Stock Option Plan, as amended May 14, 1999. This Plan was amended to include a revised definition of "Change in Control" and provide that options granted pursuant thereto after May 14, 1999 will be entitled to accelerated vesting only if the optionee is terminated from employment within one year following a Change in Control (as defined). This amended Plan is incorporated by reference to
         Exhibit 10(e) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999.

      6. Varlen Corporation 1998 Contingent Stock Award Plan, as amended May 14, 1999. This Plan was amended to include new vesting and forfeiture provisions and is incorporated by reference to Exhibit 10(f) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999.

      7. Varlen Corporation 1998 Long-Term Equity Incentive Plan, as amended May 14, 1999. This Plan was amended to include consistent definitions of "Cause" and "Change in Control" and is incorporated by reference to
         Exhibit 10(g) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999.

      8. Employment Agreement, dated November 9, 1998, by and between Varlen Corporation and William J. Rotenberry. The agreement provides Mr. Rotenberry with certain severance benefits in the event of his termination other than due to death, permanent disability, retirement or cause or if Mr. Rotenberry terminates his employment due to certain demotions or reductions in pay or reassignment more than 50 miles from his current location. This agreement is incorporated by reference to
         Exhibit 10(h) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999.

      9. Change in Control Agreement, dated as of April 8, 1999, by and between Varlen Corporation and Raymond A. Jean. This agreement provides for certain payments to Mr. Jean in the event his employment with the Company is terminated without cause after a change in control of the Company. This agreement is incorporated by reference to Exhibit 10(i) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999.

     10. Amendment, dated May 14, 1999, to Change in Control Agreement, dated as of April 8, 1999, by and between Varlen Corporation and Raymond A. Jean. This amendment clarifies that the April 8 change in control agreement supersedes any prior change in control agreement between the Company and Mr. Jean. This amendment is incorporated by reference to
         Exhibit 10(j) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999.

     11. Change in Control Agreement, dated as of May 14, 1999, by and between Varlen Corporation and Richard A. Nunemaker. This agreement provides for certain payments to Mr. Nunemaker in the event his employment with the Company is terminated without cause after a change in control of the Company. This agreement is incorporated by reference to Exhibit 10(k) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999.

     12. Change in Control Agreement, dated as of May 14, 1999, by and between Varlen Corporation and George W. Hoffman. This agreement provides for certain payments to Mr. Hoffman in the event his employment with the Company is terminated without cause after a change in control of the Company. This agreement is incorporated by reference to Exhibit 10(l) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999.

     13. Change in Control Agreement, dated as of May 14, 1999, by and between Varlen Corporation and Vicki L. Casmere. This agreement provides for certain payments to Ms. Casmere in the event her employment with the Company is terminated without cause after a change in control of the Company. This agreement is incorporated by reference to Exhibit 10(m) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999.

     14. Letter Agreement, dated April 8, 1999, between Varlen Corporation and Mr. Raymond A. Jean. This letter agreement states that Mr. Jean will be regarded as having achieved 15 years of service, and will be entitled to all benefits to which he would be entitled if he were age 62 on the date of the letter agreement, under the Company's Supplemental Executive Retirement Plan.

         This letter agreement is incorporated by reference to Exhibit 10(n) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999.

     15. Letter Agreement, dated May 14, 1999, between Varlen Corporation and Mr. Raymond A. Jean. This letter agreement states that the Company will bear the cost of any amounts determined to payable or required to be paid pursuant to Section 280G or Section 4999 of the Internal Revenue Code by Mr. Jean as a result of any payments to Mr. Jean under the Company's Supplemental Executive Retirement Plan. This letter agreement is incorporated by reference to Exhibit 10(o) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999.

     16. Letter Agreement, dated May 14, 1999, between Varlen Corporation and Mr. Richard A. Nunemaker. This letter agreement states that Mr. Nunemaker will be regarded as having achieved 15 years of service, and will be entitled to all benefits to which he would be entitled if he were age 62 on the date of the letter agreement, under the Company's Supplemental Executive Retirement Plan. This letter agreement is incorporated by reference to Exhibit 10(p) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999.

     17. Letter Agreement, dated May 14, 1999, between Varlen Corporation and Mr. Richard A. Nunemaker. This letter agreement states that the Company will bear the cost of any amounts determined to payable or required to be paid pursuant to Section 280G or Section 4999 of the Internal Revenue Code by Mr. Nunemaker as a result of any payments to Mr. Nunemaker under the Company's Supplemental Executive Retirement Plan. This letter agreement is incorporated by reference to Exhibit 10(q) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999.

     18. First Amendment to Consulting Agreement, effective May 14, 1999, between Varlen Corporation and Richard L. Wellek. The First Amendment to Consulting Agreement amends the consulting agreement described in the Proxy Statement by modifying the fee arrangements provision of the agreement. This amendment is incorporated by reference to Exhibit 10(r) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999.

     19. Consent, dated May 14, 1999, of Ray Jean, relating to the amendment of the Varlen Corporation 1998 Contingent Stock Award Plan. This consent relates to the effect of such amendment on the shares of contingent stock awarded to Mr. Jean pursuant to such plan. This consent is incorporated by reference to Exhibit 10(s) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999.

     20. Consent, dated May 14, 1999, of Richard A. Nunemaker, relating to the amendment of the Varlen Corporation 1998 Contingent Stock Award Plan. This consent relates to the effect of such amendment on the shares of contingent stock awarded to Mr. Nunemaker pursuant to such plan. This consent is incorporated by reference to Exhibit 10(t) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1999, filed with the Commission on June 4, 1999.

    The Company's Bylaws and Restated Certificate of Incorporation contain provisions indemnifying and limiting the liability of its officers and directors for certain actions taken in their capacities as such. Article VII, Section 4 of the Company's Bylaws and Article EIGHTH of the Company's Restated Certificate of Incorporation provide that the Company shall, to the full extent permitted by the General Corporation Law of the State of Delaware (the "DGCL"), indemnify all persons whom it has the power to indemnify pursuant thereto. The Company has entered into written indemnification agreements with its officers and directors whereby the Company has agreed to indemnify and advance expenses to such persons to the fullest extent permitted by applicable law. The Company has obtained a directors and officers liability insurance policy which insures such persons against loss arising from certain claims made by reason of their being directors or officers of the Company.

    Article 102 of the DGCL and Article NINTH of the Company's Restated Certificate of Incorporation permit the limitation of directors' personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except in certain situations including the breach of a director's duty of loyalty or acts or omissions not in good faith.

    Section 145(c) of the DGCL provides for "mandatory indemnification" to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any proceeding, or in defense of any claim, issue or matter therein, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with such proceeding. Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall be ultimately determined that he or she is not entitled to be indemnified by the corporation as authorized in such section.

                                                                         ANNEX B

MORGAN STANLEY DEAN WITTER

                                               ONE FINANCIAL PLACE
                                               440 SOUTH LASALLE STREET
                                               CHICAGO, ILLINOIS 60605
                                               (312) 706-4000

                                                                    June 4, 1999

Board of Directors
Varlen Corporation
55 Shuman Boulevard
P.O. Box 3089
Naperville, IL 60566-7089

Members of the Board:

We understand that on May 24, 1999, Track Acquisition Incorporated ("Track"), a subsidiary of Amsted Industries Incorporated ("Amsted"), commenced a tender offer to purchase all of the outstanding shares of Common Stock, par value $0.10 per share, including the associated preferred share purchase rights (the "Common Stock"), of Varlen Corporation ("Varlen" or the "Company"), other than shares of Common Stock owned by Amsted and its affiliates, at a price of $35.00 per share net to the seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 24, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Amsted Offer"). The terms of the Amsted Offer are more fully set forth in the Schedule 14D-1 (the "Schedule 14D-1") filed by Track and Amsted with the Securities and Exchange Commission on May 24, 1999.

You have asked for our opinion as to whether the Amsted Offer is adequate from a financial point of view to the holders of Common Stock other than Amsted and its affiliates.

For purposes of the opinion set forth herein, we have:

      (i) reviewed certain publicly available financial statements and other information of the Company;

     (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

     (iii) reviewed certain financial projections prepared by the management of the Company;

     (iv) discussed the past and current operations and financial condition and the prospects and business strategy of the Company with senior executives of the Company;

      (v) reviewed the reported prices and trading activity for the Common
          Stock;

     (vi) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

Varlen Corporation                                    MORGAN STANLEY DEAN WITTER
June 4, 1999
Page - 2

    (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

    (viii) participated in preliminary exploratory discussions among representatives of the Company and certain third parties and their legal and financial advisors;

     (ix) reviewed the Offer to Purchase, the Schedule 14D-1 and certain related documents; and

      (x) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the Company's financial projections, we have assumed that they have been reasonably prepared on bases reflecting management's best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company in respect of the Amsted Offer, or otherwise required, with the Securities and Exchange Commission. This opinion is not intended to be and shall not constitute a recommendation to any holder of Common Stock as to whether to tender shares of Common Stock pursuant to the Amsted Offer.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Amsted Offer is inadequate from a financial point of view to the holders of Common Stock other than Amsted and its affiliates.

                                         Very truly yours,

                                         MORGAN STANLEY & CO. INCORPORATED

                                         By:        /s/ F.J. OELERICH III
                                                    ---------------------------------------------
                                                    Francis J. Oelerich III
                                                    Managing Director

                                      B-2